03014983

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fleet Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Broadway
(No. and Street)

New York (City) NY (State) 10004-1798 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles E. Sax (212) 747-6694
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 04 2003

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

OATH OR AFFIRMATION

I, Charles E. Sax, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fleet Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELLEN D. MAHER
Notary Public, State of New York
No. 01MA4523043
Qualified in Suffolk County
Certificate filed in New York County
Commission Expires Dec. 31, 20 06

Charles E. Sax
Signature

Chief Financial Officer, VP, Treasur
Title

Ellen D. Maher
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fleet Securities, Inc.

(An Indirect Wholly-Owned Subsidiary of
FleetBoston Financial Corporation)
Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Fleet Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Fleet Securities, Inc. (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2003

Fleet Securities, Inc.
(An Indirect Wholly-Owned Subsidiary of FleetBoston Financial Corporation)
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 276,420,055
Cash and securities segregated in compliance with federal and other regulations (Note 14)	339,802,200
Securities borrowed	4,303,231,253
Receivable from brokers, dealers and clearing organizations (Note 4)	158,887,216
Receivable from customers (Note 5)	1,065,338,102
Securities owned, at market value (Note 6)	46,764,357
Securities owned, pledged to counterparties, at market value (Note 6)	17,017,549
Memberships in exchanges, at cost (market value $734,500)	995,417
Fixed assets, net of accumulated depreciation and amortization of $75,376,186 (Note 9)	88,164,568
Assets of discontinued operations (Note 3)	6,625,188
Other assets	69,368,784
Total assets	$ 6,372,614,689
Liabilities and Stockholder's Equity	
Liabilities	
Drafts payable	$ 91,900,066
Securities loaned	4,218,530,679
Payable to brokers, dealers and clearing organizations (Note 4)	644,878,242
Payable to customers (Note 5)	616,518,401
Securities sold, but not yet purchased, at market value (Note 6)	33,263,828
Income taxes payable to Parent	45,049,209
Liabilities of discontinued operations (Note 3)	11,929,142
Accrued compensation	41,352,604
Accrued expenses and other liabilities	34,578,187
	5,738,000,358
Commitments and contingencies (Note 12)	-
Subordinated liabilities (Note 8)	300,000,000
Stockholder's equity	334,614,331
Total liabilities and stockholder's equity	$ 6,372,614,689

The accompanying notes are an integral part of this financial statement.

1. **Organization**

Fleet Securities, Inc. (the "Company") is wholly-owned by Quick & Reilly/Fleet Securities, Inc. (the "Parent"), which, in turn, is a wholly-owned subsidiary of FleetBoston Financial Corporation ("FleetBoston").

The Company is a securities broker-dealer which is registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange ("NYSE"). The Company's principal activities include executing and clearing transactions for correspondent broker-dealers and affiliated companies, and the underwriting, syndication and trading of fixed income and municipal securities.

2. **Summary of Significant Accounting Policies**

The following is a summary of significant accounting policies applied by the Company in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles in the United States of America ("GAAP").

Change in fiscal year-end
The Company has changed its fiscal year-end to December 31 to align itself with FleetBoston.

Use of estimates
To prepare financial statements in conformity with GAAP, management must estimate certain amounts that affect the reported assets and liabilities, including contingent assets and liabilities. Actual results could differ from those estimates.

Fair value
Substantially all of the Company's financial assets and liabilities are carried at market or fair value or are carried at amounts which approximate fair value because of their short-term nature or frequent repricing. Fair value is estimated at a specific point in time, based on relevant market information.

Cash equivalents
Cash equivalents include all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business. Included in cash and cash equivalents is $140,000,000 in a money market fund which is reported at fair value.

Securities transactions
Securities transactions executed on behalf of customers are recorded on a settlement date basis. Proprietary transactions are recorded on a trade date basis.

Securities owned and securities sold, but not yet purchased
Securities owned and securities sold, but not yet purchased, are valued at market and recorded on a trade date basis.

Fixed assets
Office furniture and computer equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, from three to five years. Leasehold

improvements are amortized on a straight-line basis over the lesser of ten years or the remaining term of the lease. The Company capitalizes certain costs associated with the acquisition or development of internal-use software. Once the software is ready for its intended use, the Company begins to amortize capitalized costs on a straight-line basis over its expected useful life. This period generally does not exceed three years.

Securities borrowed and loaned
Securities borrowed and loaned are recorded based on the amount of collateral advanced or received. These transactions are generally collateralized by either cash, securities or letters of credit. The Company takes possession of securities borrowed, monitors the market value of securities loaned and obtains additional collateral as appropriate.

Included in securities loaned as of December 31, 2002, are transactions with an affiliate of $22,415,800.

Income taxes
The Company is included in the consolidated Federal and certain combined state and local income tax returns of FleetBoston. For Federal income taxes, the Company is generally charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis. For certain state and local tax filings the Company is charged or credited with an amount equal to its share of the combined state and local liability or benefit.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the Statement of Financial Condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled.

Discontinued operations
On January 1, 2002, we adopted Statement of Financial Accounting Standards, or "SFAS," No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Accordingly, we have accounted for our disposal activities related to Fleet Trading as discontinued operations, and have presented these discontinued operations separately in the accompanying consolidated financial statements. Information provided in these notes to consolidated financial statements reflects continuing operations, unless otherwise noted.

3. Discontinued Operations

In the fourth quarter of 2002, the Company discontinued the operations of Fleet Trading, its NASDAQ market-making business, in order to re-deploy capital to core businesses and reduce earnings volatility. Fleet Trading ceased its operations by formally withdrawing from the NASDAQ market-making business.

The remaining assets of this business are held for sale as of December 31, 2002, and are included on a separate line item in the accompanying Statement of Financial Condition at the lower of carrying value or estimated fair value less cost to dispose. The remaining liabilities, including related exit costs, are included on a separate line item in the Statement of Financial Condition.

The following table presents the carrying amounts of the major classes of assets and liabilities of Fleet Trading as of December 31, 2002. These aggregate assets and liabilities are included in the

accompanying statement of financial condition under the captions "Assets of discontinued operations" and "Liabilities of discontinued operations":

Securities owned, at market value	$ 4,068
Fixed assets, net of accumulated depreciation and amortization	4,873
Income taxes receivable from parent	6,591,947
Prepaid expenses	24,300
Total assets	6,625,188
Accrued compensation	8,195,039
Commissions payable to brokers and dealers	15,100
Accrued expenses and other liabilities	3,719,003
Total liabilities	$ 11,929,142

4. **Receivable from and Payable to Brokers, Dealers and Clearing Organizations**

At December 31, 2002, amounts receivable from and payable to brokers, dealers and clearing organizations consist of:

Receivable	
Correspondents	$ 108,928,576
Clearing organizations	14,523,386
Securities failed to deliver	35,435,254
	$ 158,887,216
Payable	
Correspondents	$ 630,507,778
Securities failed to receive	14,370,464
	$ 644,878,242

Included in payable to correspondents is approximately $594,893,000 of amounts due to the Company's affiliates.

5. **Receivable from and Payable to Customers**

The balances shown on the Statement of Financial Condition represent the amounts receivable from and payable to customers in connection with cash and margin securities transactions. The receivables are collateralized by cash and securities, the value of which is not reflected in the accompanying Statement of Financial Condition.

6. Securities Owned and Securities Sold, but Not Yet Purchased

At December 31, 2002, securities owned and securities sold, but not yet purchased, consist of trading securities at market values, as follows:

	Securities owned	Securities sold, but not yet purchased
Commercial paper	$ 14,476,430	$ -
Corporate and municipal bonds	28,939,323	32,499,807
U.S. Government and agencies	19,066,485	-
Common stock	1,299,668	764,021
	63,781,906	33,263,828
Less securities pledged to counterparties	(17,017,549)	-
	$ 46,764,357	$ 33,263,828

Under SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", the Company is required to disclose the market value of collateral received under stock borrow, customer and non-customer agreements which it has the ability to sell or repledge and the amount of collateral that has been pledged or resold. As of December 31, 2002, the Company has received collateral primarily in connection with securities borrowed and customer margin loans with a market value of $6.6 billion which it can sell or repledge. Of this amount, $4.3 billion has been pledged or sold as of December 31, 2002 in connection with securities loaned and deposits with clearing organizations.

7. Related Party Transactions

The Company clears transactions for accounts of an affiliated specialist firm and for accounts introduced by a broker-dealer affiliate in accordance with the terms of clearance arrangements. The Company also carries proprietary accounts of its Parent and affiliates.

At December 31, 2002, significant balances with affiliates not disclosed elsewhere in the financial statements include cash held with FleetBoston of $100,845,935 and drafts payable of $91,353,535.

8. Liabilities Subordinated to the Claims of General Creditors

Subordinated liabilities at December 31, 2002 include two subordinated loans totaling $300,000,000 payable to FleetBoston. The Company has an additional $395,000,000 of undrawn funds under a revolving cash subordination agreement with FleetBoston.

The cash equity subordination borrowing for $145,000,000 bears interest at one month LIBOR plus 37.5 basis points per annum and matures on August 31, 2004. The $155,000,000 borrowing

under the revolving cash subordination agreement for $550,000,000 bears interest at one month LIBOR plus 5 basis points per annum and matures on January 31, 2005.

These loans are subordinated to the claims of general creditors of the Company and have been approved as regulatory capital and, accordingly, are included as regulatory capital in computing the Company's net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

9. Fixed Assets

A summary of furniture, equipment, computer software and leasehold improvements at December 31, 2002 is as follows:

Furniture and equipment	$ 112,605,631
Computer software	38,132,776
Leasehold improvements	12,802,347
	163,540,754
Less accumulated depreciation and amortization	75,376,186
	$ 88,164,568

10. Income Taxes

At December 31, 2002, the Company had deferred tax assets of approximately $18,442,000 and deferred tax liabilities of approximately $1,617,000. The temporary differences were caused primarily by differences between the tax basis and book basis for accrued expenses, depreciation and amortization, and unrealized gains on securities owned. Deferred tax assets and other tax receivables are included in other assets on the Statement of Financial Condition.

There are no valuation allowances recorded against the deferred tax assets at December 31, 2002 since management believes that the realization of the deferred tax assets is more likely than not based on anticipated future taxable income to offset the tax benefit of deductible temporary differences.

11. Employee Benefit Plans

During the period, the Company's employees participated in FleetBoston's cash balance pension plan, (the "FleetBoston Plan"), covering substantially all full-time employees. The FleetBoston Plan provides for the company to contribute an amount based on a percentage of compensation, as defined in the plan agreement. The Company also has a contributory 401(k) plan covering all full-time employees.

During the period, the Company participated in FleetBoston's benefit plan (the "Benefit Plan"). The Benefit Plan provides health benefits to eligible employees and their families. The Benefit Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Certain employees of the Company participate in FleetBoston's stock award plans which provide for the issuance of FleetBoston's stock-related awards, such as stock options and restricted stock.

12. Commitments and Contingencies

The Company leases office space under an informal lease agreement with the Parent and holds non-cancelable operating lease agreements with third parties, which expire on various dates through 2013. These operating leases are subject to escalation based on increases in costs incurred by the lessor. At December 31, 2002, non-cancelable contractual operating leases with third parties in excess of one year, had the following minimum lease commitments:

Year ending December 31,	Contractual	Non-contractual	Total
2003	$ 3,797,536	$ 2,548,864	$ 6,346,400
2004	1,595,752	2,548,864	4,144,616
2005	1,306,580	2,548,864	3,855,444
2006	1,639,547	2,548,864	4,188,411
2007	1,613,019	2,548,864	4,161,883
Thereafter	2,482,499	11,469,886	13,952,385
	$ 12,434,933	$ 24,214,206	$36,649,139

Margin and deposit requirements of approximately $60,785,000 with the Options Clearing Corporation have been satisfied by obtaining a letter of credit in the amount of $25,000,000 and with pledged securities totaling $102,589,000.

In the ordinary course of its securities business, the Company has been named as a defendant in a number of legal actions. In the opinion of management, based on discussions with counsel, the resolution of such actions will not have a material adverse effect on the financial condition of the Company.

13. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's securities activities primarily involve executions, settlement and financing of various securities transactions for a nationwide, primarily retail, customer and non customer client base, introduced by its correspondent broker-dealers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, clearing organizations or depositories are unable to fulfill contractual obligations. Additionally, the Company acts as a market maker in certain over-the-counter securities.

The Company conducts business with brokers and dealers, clearing organizations and depositories that are primarily located in the New York area. Banking activities are conducted mainly with commercial banks located in the New York area and throughout the country to support customer securities activities of correspondent broker-dealers.

For transactions in which the Company extends credit to customers and noncustomers, the Company seeks to control the risk associated with these activities by requiring customers and non customers to maintain margin collateral in compliance with various regulatory and internal

guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests the deposit of additional collateral or reduces securities positions, when necessary. In addition, the Company's correspondent broker-dealers may be required to maintain deposits relating to its security clearance activities.

The Company records customers' securities transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

The Company may be exposed to a risk of loss not reflected in the Statement of Financial Condition for securities sold, but not yet purchased, should the value of such securities rise. The Company's financing and securities lending activities require the Company to pledge securities as collateral for various secured financing sources such as bank loans, securities loaned and letters of credit. In the event the counterparty is unable to meet its contractual obligation, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices. The Company monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral level in the event of excess market exposure or instituting securities buy-in procedures when required.

14. Net Capital Requirements

As a registered broker-dealer and member of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission. The Company computes its net capital under the alternative method permitted by the Rule, which requires that minimum net capital be equal to 2% of aggregate debit items arising from customer transactions. The NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, or may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit items. At December 31, 2002, the Company had net capital of $445,824,904, which was approximately 33.82% of aggregate debit items and exceeded requirements by $419,458,449.

At December 31, 2002, cash in the amount of $200,000 plus U.S. Treasury Bills with an approximate market value of $339,602,000 have been segregated in a special reserve account for the benefit of proprietary accounts of introducing broker-dealers, exceeding actual requirements by approximately $90,213,000 in accordance with SEC Rule 15c3-3.

15. Subsequent Event

On January 10, 2003, the Company repaid $100,000,000 of its $145,000,000 cash equity subordination with FleetBoston.